Joseph R. Sicree
215-938-8045
jsicree@tollbrothersinc.com
February 20, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 19, 2008 File No. 001-09186
Dear Mr. O’Brien:
          We have reviewed your letter of February 6, 2009 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2008 (the “Form 10-K”) and are responding as you requested. Due to the numerous complex issues that are contained in or arise from certain of your comments, and the current demands on us arising from the close of our fiscal 2009 first quarter and our Annual Stockholders and Board of Directors meetings on March 11, 2009, we are responding herein to each of your comments other than comments 4, 5, 9 and 16, to which we expect to respond during or shortly after the week of March 16, 2009.
          To facilitate your review, we have included the full text of each comment being responded to herein prior to our response to the comment. This document is being submitted via EDGAR. In addition, we have sent to you a paper copy.
1.	We note your statement that “a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove the reference to the level of assurance of

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for further guidance.

Response:

We will revise our disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the three months ended January 31, 2009 (the “January 2009 Form 10-Q”).

2.	The amount of deferred tax assets has significantly increased to $525.1 million on a gross basis and $405.7 million on a net basis as of October 31, 2009, as compared to $331.4 million on a gross basis and $169.9 million on a net basis as of October 31, 2007. We further note that you recognized a $24.1 million valuation allowance during fiscal year 2008. Given the volatility in your earnings, your expectations that fiscal year 2009 will result in lower revenues and higher costs, and the uncertainty as to when the downturn will turn around, it is unclear why you have not provided disclosures in your critical accounting policies for your evaluation of deferred tax assets as a critical estimate that could materially impact your consolidated financial statements. Also refer to your risk factor disclosure on page 20. In future filings, please provide detailed disclosures regarding the material assumptions and the sensitivity of those assumptions used to determine it is more likely than not that your deferred tax assets net of valuation allowance are realizable. Specifically, please quantify your reliance on the generation of future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q, to include disclosure, updated, as appropriate, from time to time, similar to what is provided below.

CRITICAL ACCOUNTING POLICIES

Income Taxes — Valuation Allowance

Judgment is required in estimating valuation allowances for deferred tax assets. In accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”), a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We periodically assess the need for valuation allowances for deferred tax assets based on SFAS 109’s more-likely-than-not realization threshold criterion. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, our experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

Our assessment of the need for a valuation allowance on our deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. Our accounting for deferred tax assets represents our best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in our historical analyses. Our assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Our current assessment of the need for a valuation allowance is primarily dependent upon utilization of taxable income in the carryback period and future projected income. If our results of operations are less than projected and there is no objectively positive verifiable evidence to support the realization of our deferred tax assets, a valuation allowance may be required to reduce or eliminate our deferred tax assets.

3.	We note that you have temporarily closed certain communities. Please revise your disclosures in future filings to address the following:
•	Explain what you mean by “temporarily closed” certain communities, why you have temporarily closed these communities, and what needs to occur for you to re-open theses communities. Explain the impact temporarily closing certain communities has had/will have on your consolidated financial statements and quantify such impacts, as appropriate.

•	Quantify the value of your inventory for those temporarily closed communities for each period presented by reportable segment and in total. Please also disclose the number of communities temporarily closed by reportable segment and in total.

•	Disclose the amount of impairment recognized for temporarily closed communities along with the number of communities you have recognized an impairment charge, if any, by reportable segment and in total. If you have not recognized an impairment charge for these communities, explain why you believe the carrying values of these communities are recoverable.
Please provide us with the disclosure you intend to include in future filings.

Response:

As we disclosed on page 8 of the Form 10-K, we had 21 communities where we had previously been offering homes for sale but which were temporarily closed at October 31, 2008 due to business conditions or the lack of availability of improved home sites. In some cases, because of declining market conditions, we determined that expenditures for improving new home sites would not be a prudent current use of cash. In other cases where the sales paces were too slow or there was too much available inventory in the area, we decided to

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

temporarily close the communities. In order to re-open these communities we would need to see improved market conditions. At October 31, 2008, the carrying value of these communities was approximately $110 million, net of impairment charges, and was primarily attributable to land and land improvement costs. The value of this inventory was approximately 2.5% of our total inventory value at October 31, 2008. The carrying value of each of these communities is reviewed as part of our quarterly inventory valuations review and, where appropriate, an impairment charge is recognized. Due to the immateriality of these amounts, we do not believe additional disclosure regarding temporarily closed communities is necessary. We will continue to monitor the materiality of our temporarily closed communities and reassess the necessity of additional disclosure.
Because these communities are inactive, the ongoing costs are relatively nominal and are expensed as incurred. Due to the immateriality of these costs, we do not believe disclosure regarding the impact of these costs on our results of operations is material or useful to readers of our financial statements.

6.	Please revise your disclosure in future filings to disclose the amount of your commitments to invest or advance additional funds to the unconsolidated entities account for as equity method investees. Please also disclose the total outstanding debt held by these entities and the amount which you have provided a guarantee. Please disclose that you have also provided completion guarantees to these entities including the fair value of these guarantees. Such disclosure will provide investors with an understanding of future payments that you may be obligated to pay in certain circumstances. Refer to Item 303(A)(4) of Regulation S-K for guidance.

Response:

In the MD&A disclosure in our future filings, beginning with the January 2009 Form 10-Q, we will include the amount of our commitments to unconsolidated entities accounted for as equity method investees. In addition, we will disclose that we have provided certain completion guarantees and conditional repayment guarantees to these unconsolidated entities and our estimated maximum unrecorded liabilities under these guarantees.

We guarantee very few of our joint ventures’ debts and, in those instances, only on a several and pro-rata basis. As such, we only disclose in our footnotes the amount of debt we guarantee. We believe expanding this disclosure to show the total outstanding debt of the joint venture, including that for which we are not obligated, would not be meaningful and may potentially be misleading to investors. We will expand our MD&A disclosure in future filings, beginning with the January 2009 Form 10-Q, to include disclosure of our debt guarantees consistent with our disclosures in the notes to our consolidated financial statements.

7.	We note that you have provided a tabular presentation of the number of homes delivered, the value of homes delivered (i.e., revenue), and (loss) income before income taxes by segment. As noted in Section 501.12 of the Financial Reporting Codification, we suggest companies consider whether a tabular presentation of relevant financial or other information would aid an investor in better understanding of a company’s analysis of its results of operations and

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

liquidity and capital resources discussion and analyses. In future filings, please expand your tabular presentation at the reportable segment level to include the following additional information at the consolidated level and reportable segment level:
•	Average price of home deliveries, net sales orders and backlog

•	Number of homes for net sales orders and backlog

•	Value of homes for net sales orders and backlog

•	Value and rate of cancellations

•	Sales incentives provided to customers
While we note that you may provide the majority of this information within your textual discussion and analysis, this information appears to be of such significance to your revenues, profit margins, analyses of impairments and future cash flows that it would be meaningful and helpful to investors to have the information presented in a tabular format. In this regard, we note your discussion of each segment’s revenues in which you reference such information as the primary causes for the noted trends. At a minimum, you should be providing all of the requested information on a consolidated basis and at the reportable segment level for each period presented within your textual discussion. Please provide us with the disclosures you intend to include in future filings.

Response:

We do provide the number and value of net sales orders, deliveries and backlog by geographic segment in a tabular format in Form 10-K (Part I. Item 1. page 6-7) for each of the years covered. We have traditionally provided this information in a tabular format in our quarterly reports on Form 10-Q in a section called “Housing Data” immediately following MD&A. We will expand our tabular disclosures in future filings, beginning with the January 2009 Form 10-Q, to include the value and rate of cancellations and the value of sales incentives provided to customers. The Company does not believe providing data on average prices of contracts, deliveries and backlog by geographic segment is appropriate as the data may be misleading due to the wide range of products and price points that we offer. The information will be provided by geographic segment and on a consolidated basis. A draft copy of the tables we intend to include in the January 2009 Form 10-Q is attached hereto as Attachment “A”.

8.	In future filings, please provide a more detailed explanation of each of the material components of your effective tax rate reconciliation rather than referring investors to your reconciliation provided in your footnote disclosure. For example, it is not evident from your footnote disclosure or your discussion in MD&A why state taxes had such a significant impact to your effective tax rate in fiscal year 2007 but declined in fiscal year 2008. In this regard, please refer to your analysis provided for your effective tax rate for fiscal year 2007 as compared to fiscal year 2006.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q.

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

10.	In future filings, please revise your tabular reconciliation of the changes in your warranty liability to separately present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b. of FIN 45.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q.
11.	Regarding your disclosure for land parcels under option and purchase agreement, we note that you have disclosed the aggregate purchase price excluding those parcels you do not “expect” to acquire. Please revise your disclosure in future filings to address the following:
•	Clarify whether you remain subject to these options and purchase agreements.

•	For those options and purchase agreements that remain active, please disclose the aggregate purchase price and your current obligations to the third parties under these options and purchase agreements.

•	State whether you have written off previously recognized deposits for the parcels that you do not expect to acquire.
Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q, to include language similar to what is provided below in the notes to our condensed consolidated financial statements.

“At January 31, 2009, the aggregate purchase price of land parcels under option and purchase agreements, excluding parcels that the Company does not expect to acquire, was approximately $ million (including $ million of land to be acquired from unconsolidated entities in which the Company has investments). The Company’s option agreements to acquire the home sites do not require the Company to purchase the home sites, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option contract. While the Company has not terminated the contracts on land parcels that it does not expect to acquire, it has written off any non-recoverable deposits and costs previously capitalized to the land parcel in the period that it determined that it would probably not acquire the parcel. Of the $ million of land purchase commitments referred to above, the Company had paid or deposited $ million, will receive a credit for prior investments in unconsolidated entities of approximate $ million and, if the Company acquires all of these land parcels, will be required to pay $ million. Of the $ million the Company had paid or deposited on these purchase agreements, $ million was non-refundable at January 31, 2009. Any deposit in the form of a standby letter of credit is recorded as a liability at the time the standby letter of credit is issued. At January 31, 2009, accrued expenses included $ million representing the Company’s outstanding standby letters of credit issued in connection with options to purchase home sites.”

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

12.	We note your disclosure that you do not believe it is “likely” that any of your outstanding bonds will be drawn upon. As the criteria for recognizing loss contingencies is based on whether it is probable a material liability has been incurred, please revise your disclosure in future filings to clarify whether you believe it is probable our outstanding bonds will be drawn upon. Refer to paragraph 8 of SFAS 5 for guidance.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q to state that we do not believe it is “probable” that any of your outstanding bonds will be drawn upon.

13.	We note your discussion of the request for information from the EPA received during January 2006, which has subsequently come under the jurisdiction of the DOJ. Please revise your disclosure in future filings to disclose the current state of this request and whether any further communication has occurred since receipt of the request. Further, please disclose if you have recognized an accrual, including the amount if material, and the amount or range of reasonably possible loss in excess of accrual. If you are unable to estimate the amount or range of reasonably possible loss, disclose as such including an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form
10-Q to update the status of the request from the EPA and DOJ. It is our policy to review the merits of a case and the potential cost to us to resolve claims and potential litigation and at that time accrue for the cost to resolve it. We do not establish a range of potential liability. We accrued for this matter in a prior year; the amount that was accrued was immaterial to our statement of operations in the year it was recorded and the amount is still immaterial to our financial condition. We will include language similar to the following in our notes to our condensed consolidated financial statements regarding our overall assessment of our probable claims and losses.

“The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and that the disposition of these actions will not have a material adverse effect on the Company’s results of operations and liquidity or on its financial condition.”

14.	We note your disclosures for the securities class action suit and the shareholder derivative action. Please revise your disclosures in future filings to state if you have recognized an accrual, including the amount if material, and the amount or range of reasonably possible loss in excess of accrual for these loss contingencies. If you are unable to estimate the amount or range of reasonably possible loss, disclose as such including an explanation as to why. In this regard for the shareholder derivative action, please disclose if you have indemnification agreements with the identified directors and officers in the action. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q. It is our policy to review the merits of a case and the potential cost to us to resolve claims and potential litigation and at that time accrue for the cost to resolve it. We do not establish a range of potential liability. We accrued for this matter in a prior year; the amount that was accrued was immaterial to our statement of operations in the year it was recorded and the amount is still immaterial to our financial condition. We will include language similar to the following in our notes to our condensed consolidated financial statements regarding our overall assessment of our probable claims and losses.

“The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and that the disposition of these actions will not have a material adverse effect on the Company’s results of operations and liquidity or on its financial condition.”

With respect to indemnification of officers and directors, we will update our disclosure to include current indemnification provisions.

15.	We note your statement on page F-31 that you are involved in various other claims and litigation that will not have a material impact to your financial condition. In future filings, please revise your disclosure to address the materiality of these various claims and litigation to your results of operations and liquidity in addition to your financial condition. If there are any other pending claims or litigation that are probable or reasonably possible of having a material impact to results of operations and/or liquidity, please address the need for specific disclosure of these issues in accordance with paragraphs 9 and 10 of SFAS 5. Also, please disclose the amount or range of reasonably possible loss in excess of accrual for these claims and litigation. Otherwise, please disclose that you are unable to estimate this amount or range including an explanation as to why.

Response:

We will revise our disclosure in future filings, beginning with the January 2009 Form 10-Q. It is our policy to review the merits of a case and the potential cost to us to resolve claims and potential litigation and at that time accrue for the cost to resolve it. We do not establish a range of potential liability. We will include language similar to the following in our notes to our condensed consolidated financial statements regarding our overall assessment of our probable claims and losses and their immateriality.

“The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and that the disposition of these actions will not have a material adverse effect on the Company’s results of operations and liquidity or on our financial condition.”

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments and the resulting changes in disclosure made in response to those comments do not foreclose the Commission from taking any action with respect to the filing that they pertain to; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that the above fully responds to your questions and comments addressed herein. If you have any additional questions or comments, please contact me.

Yours truly,

/s/ Joseph R. Sicree Joseph R. Sicree
Senior Vice President - Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

ATTACHMENT A
Revenues — Three months ended January 31: (a)

	Total Number		Total Value
	of Contracts		of Contracts
	2009	2008	2009	2008
	Units	Units	(In millions)	(In millions)
North	216	273	$143.1	$204.4
Mid-Atlantic	220	399	130.6	250.3
South	107	282	55.3	145.3
West	122	254	80.3	226.5
Other (b)				15.8

	665	1,208	$409.3	$842.3

Net Contracts Signed — Three months ended January 31,:

	Total Number		Total Value
	of Contracts		of Contracts
	2009	2008	2009	2008
	Units	Units	(In millions)	(In millions)
North	54	178	$14.6	$124.6
Mid-Atlantic	83	224	39.8	130.5
South	78	179	36.5	89.4
West	51	66	37.2	30.6

	266	647	$128.1	$375.1

Contracts Cancellations — Three months ended January 31:

	Total Number		Total Value
	of Contracts		of Contracts
	2009	2008	2009	2008
	Units	Units	(In millions)	(In millions)
North	62	15	$50.9	$11.8
Mid-Atlantic	37	25	27.6	21.6
South	34	30	19.3	15.6
West	24	54	17.3	65.1

	157	124	$115.1	$114.1

Contracts Cancellations as a Percentage of Gross Contracts Signed — Three months ended January 31:

	Total Number		Total Value
	of Contracts		of Contracts
	2009	2008	2009	2008
North	53%	8%	78%	9%
Mid-Atlantic	31%	10%	41%	14%
South	30%	14%	35%	15%
West	32%	45%	32%	68%
Total	37%	16%	47%	23%

Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
February 20, 2009

Backlog at January 31,

	Total Number		Total Value
	of Contracts		of Contracts
	2009	2008	2009	2008
	Units	Units	(In millions)	(In millions)
North	708	1,357	$434.0	$982.6
Mid-Atlantic	421	798	271.5	556.8
South	325	700	186.4	412.1
West	193	486	152.4	471.7
Less revenue previously recognized (b)				(24.3)

	1,647	3,341	$1,044.3	$2,398.9

(a)	Excludes deliveries from projects accounted for using the percentage of completion accounting method. Information regarding these deliveries in the three months ended January 31, 2008 is as follows:

	Units	(In millions)
North	45	$27.3
South	3	7.7

	48	$35.0

(b)	Amount represents revenues recognized on projects accounted for using the percentage of completion accounting method. . Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for percentage of completion accounting.
Sales incentives provided to home buyers on homes closed during the three-month periods ended January 31, 2008 and 2007 and their percentage of gross value of revenues are as follows:

	Total Value		As a % of Gross Revenues
	2009	2008	2009	2008
	(In millions)	(In millions)%		%
North	$7.1	$6.6	4.7%	3.1%
Mid-Atlantic	20.9	23.4	13.8%	8.5%
South	6.8	18.6	11.0%	11.4%
West	16.1	22.5	16.7%	9.0%

Total	$50.9	$71.1	11.1%	7.9%